SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT #5
TO
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

N-VIRO INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

  (Title of Class of Securities)

62944W 20 7

  (CUSIP Number)

Joan Wills, co-trustee
Cooke Family Trust
90 Grande Brook Circle, #1526
Wakefield, Rhode Island 02879
(401) 783-3275
(Name, Address and Telephone Number of Person Authorized to Receive Notices
And Communications)

April 12, 2010

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons (entities only). Cooke Family Trust, a trust formed under Rhode Island law EIN: 05-6093617

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) / / (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (trust corpus)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization Rhode Island, U.S.A.

	(7)	Sole Voting Power 627,267
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 0 shares
by Each Reporting
Person With	(9)	Sole Dispositive Power 627,267

	(10)	Shared Dispositive Power 0 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 627,267 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 12%

(14)	Type of Reporting Person (See Instructions) OO

ITEM 1.  SECURITY AND ISSUER.

This Schedule relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of N-Viro International Corporation (the "Issuer"). The Issuer's principal executive office is located at 3450 W. Central Avenue, Suite 328, Toledo, Ohio 43606.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This Schedule is being filed by the Cooke Family Trust, a trust organized under the laws of Rhode Island (the "Reporting Person").

      (b) The Reporting Person's address is 90 Grande Brook Circle, Wakefield, Rhode Island 02879.

      (c) The Reporting Person's present principal business is: investment of the trust corpus.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

      (f) Rhode Island

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person used trust corpus to acquire the shares. The trust corpus was contributed by the settlor and/or developed from the making of profitable investments.

ITEM 4.  PURPOSE OF TRANSACTION.

      (a) The Reporting Person intends, depending upon the circumstances, to purchase and/or acquire additional shares of the Common Stock of the Issuer, both in private transactions and in the open market. The Reporting Person intends, depending upon the circumstances, to sell and/or dispose of shares of the Common Stock of the Issuer. No definitive plan or proposal exists at this time with respect to either, however.

      (b) Not applicable.
      (c) Not applicable.
      (d) Not applicable.
      (e) Not applicable.
      (f) Not applicable.
      (g) Not applicable.
      (h) Not applicable.
      (i) Not applicable.
      (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of May 5, 2010 N-Viro International Corporation ("N-Viro") had 5,226,478 shares issued and outstanding according to its stock transfer agent. As of the date of this Schedule, the Reporting Person was the legal and beneficial owner of 627,267 shares of Common Stock, which is 12% of the issued and outstanding shares of N-Viro's Common Stock. In addition, the Reporting Person owns 450 Common Stock Purchase Warrants exercisable to purchase 450 shares of N-Viro's Common Stock. Addition of the shares represented by the Warrants, if exercised, would increase the Reporting Person's holdings to 627,717 shares and (after adjusting the number of N-Viro shares issued and outstanding for the issuance of such shares) would represent 12.01%.

      (b) The Reporting Person has the sole power to vote, or to direct the vote of 627,267 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 627,267 shares of Common Stock.

      (c) The Reporting Person disposed of 50,000 shares of N-Viro Common Stock on January 11, 2010 and 85,000 shares of N-Viro Common Stock on April 12, 2010 by making distributions of said shares to the trust beneficiaries. There were no other transactions within the past sixty (60) days.

      (d) Not applicable; no other person is known to have any such right or power.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TOSECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2010

COOKE FAMILY TRUST

/s/ Joan Wills
By: Joan Wills, co-trustee